UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and six months ended September 30, 2011.

2.	Management’s Discussion and Analysis for the three and six months ended September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: November 2, 2011

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three and six months ended September 30, 2011

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	September 30, 2011	March 31, 2011
Assets
Current assets
Cash and cash equivalents	$548	$722
Accounts receivable, net (allowance for doubtful accounts of $207, March 31, 2011 – $30)	157,077	128,482
Unbilled revenue (note 5)	129,684	102,939
Inventories	15,338	7,735
Prepaid expenses and deposits	11,512	8,269
Investment in and advances to unconsolidated joint venture (note 6)	1,933	1,488
Deferred tax assets	1,507	1,729
	317,599	251,364
Other assets	23,593	26,908
Property, plant and equipment, net (accumulated depreciation of $200,148, March 31, 2011 – $183,357)	319,737	321,864
Goodwill	32,901	32,901
Deferred tax assets	52,746	49,920
Total Assets	$746,576	$682,957
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$110,262	$86,053
Accrued liabilities	38,574	32,814
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	7,273	2,004
Current portion of capital lease obligations	4,565	4,862
Current portion of term facilities (note 7(b))	10,000	10,000
Current portion of derivative financial instruments (note 10(a))	3,312	2,474
Deferred tax liabilities	31,385	27,612
	205,371	165,819
Capital lease obligations	2,290	3,831
Long term debt (note 7(a))	328,475	286,970
Derivative financial instruments (note 10(a))	9,648	9,054
Other long term obligations	11,432	25,576
Deferred tax liabilities	43,632	44,441
	600,848	535,691
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2011 – 36,249,086 (March 31, 2011 – 36,242,526 ) (note 8(a))	304,896	304,854
Additional paid-in capital	7,816	7,007
Deficit	(167,021)	(164,536)
Accumulated other comprehensive income (loss)	37	(59)
	145,728	147,266
Total liabilities and shareholders’ equity	$746,576	$682,957
Contingencies (note 14)

See accompanying notes to interim consolidated financial statements.

2

NAEP

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011		2010
Revenue	$245,386	$234,858	$439,409		$418,452
Project costs	144,060	132,440	238,869		209,717
Equipment costs	46,886	46,358	109,500		111,361
Equipment operating lease expense	13,035	18,909	33,428		36,400
Depreciation	8,024	8,054	17,620		16,257
Gross profit	33,381	29,097	39,992		44,717
General and administrative expenses	14,001	15,277	24,602		29,006
Loss on disposal of property, plant and equipment	30	585	428		581
Gain on disposal of assets held for sale	(496)	(25)	(496)		(25)
Amortization of intangible assets	1,411	672	3,289		1,260
Equity in loss (earnings) of unconsolidated joint venture (note 6)	152	274	(445)		517
Operating income before the undernoted	18,283	12,314	12,614		13,378
Interest expense, net (note 9)	7,548	7,708	14,925		15,437
Foreign exchange loss (gain)	21	49	(64)		(1,648)
Realized and unrealized loss (gain) on derivative financial instruments (note 10(b))	1,769	(1,308)	1,432		1,700
Loss on debt extinguishment	–	–	–		4,346
Income (loss) before income taxes	8,945	5,865	(3,679	)	(6,457)
Income tax expense (benefit) (note 11(c)):
Current	(1,879)	3,259	(1,644)		4,487
Deferred	4,205	237	360		(3,004)
Net income (loss)	6,619	2,369	(2,395	)	(7,940)
Other comprehensive income (loss)
Unrealized foreign currency translation gain	107	–	96		–
Comprehensive income (loss)	6,726	2,369	(2,299	)	(7,940)
Net income (loss) per share–basic (note 8(b))	$0.18	$0.07	$(0.07	)	$(0.22)
Net income (loss) per share–diluted (note 8(b))	$0.18	$0.06	$(0.07	)	$(0.22)

See accompanying notes to interim consolidated financial statements.

3

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at March 31, 2010	$303,505	$7,439	$(129,886)	$—	$181,058
Net loss	—	—	(7,940)	—	(7,940)
Share option plan	—	757	—	—	757
Deferred performance share unit plan	—	(87)	—	—	(87)
Stock award plan	—	524	—	—	524
Excercised stock options	422	(117)	—	—	305
Senior executive stock option plan	—	(2,237)	—	—	(2,237)
Balance at September 30, 2010	$303,927	$6,279	$(137,826)	$—	$172,380
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266
Net loss	—	—	(2,395)	—	(2,395)
Unrealized foreign currency translation gain	—	—	—	96	96
Share option plan	—	694	—	—	694
Reclassified to restricted share unit liability	—	(121)	—	—	(121)
Stock award plan	—	172	—	—	172
Excercised stock options	42	(14)	—	—	28
Repurchase of shares to settle stock award plan	—	(350)	(90)	—	(440)
Senior executive stock option plan	—	428	—	—	428
Balance at September 30, 2011	$304,896	$7,816	$(167,021)	$37	$145,728

See accompanying notes to interim consolidated financial statements.

4

NAEP

Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
Cash provided by (used in):	2011	2010	2011	2010
Operating activities:
Net income (loss) for the period	$6,619	$2,369	$(2,395)	$(7,940)
Items not affecting cash:
Depreciation	8,024	8,054	17,620	16,257
Equity in loss (earnings) of unconsolidated joint venture (note 6)	152	274	(445)	517
Amortization of intangible assets	1,411	672	3,289	1,260
Amortization of deferred lease inducements	(27)	(27)	(54)	(54)
Amortization of deferred financing costs (note 9)	379	357	812	883
Loss on disposal of property, plant and equipment	30	585	428	581
Gain on disposal of assets held for sale	(496)	(25)	(496)	(25)
Realized and unrealized foreign exchange gain on 8 3/4% senior notes	–	–	–	(732)
Unrealized loss (gain) on derivative financial instruments	1,769	(1,308)	1,432	1,700
Loss on debt extinguishment	–	–	–	4,346
Stock-based compensation expense (note 13(a))	(121)	2,087	(3,206)	2,926
Cash settlement of restricted share unit plan (note 13(e))	–	–	(318)	–
Settlement of stock award plan (note 13(g))	–	–	(440)	–
Accretion of asset retirement obligation	9	9	19	17
Deferred income tax expense (benefit)	4,205	237	360	(3,004)
Net changes in non-cash working capital (note 11(b))	(47,903)	(16,496)	(40,575)	(4,140)
	(25,949)	(3,212)	(23,969)	12,592
Investing activities:
Purchase of property, plant and equipment	(12,857)	(13,714)	(14,595)	(22,500)
Additions to intangible assets	(781)	(1,453)	(1,583)	(2,024)
Investment in and advances to unconsolidated joint venture (note 6)	–	(750)	–	(1,291)
Proceeds on disposal of property, plant and equipment	46	–	78	60
Proceeds on disposal of assets held for sale	550	300	550	300
	(13,042)	(15,617)	(15,550)	(25,455)
Financing activities:
Repayment of credit facilities	(28,418)	(2,500)	(56,495)	(5,000)
Increase in credit facilities	68,000	–	98,000	50,000
Financing costs	–	(216)	(60)	(7,920)
Redemption of 8 3/4% senior notes	–	–	–	(202,410)
Issuance of Series 1 Debentures	–	–	–	225,000
Settlement of swap liabilities	–	–	–	(91,125)
Proceeds from stock options exercised (note 13(b))	–	241	28	305
Repayment of capital lease obligations	(1,108)	(1,384)	(2,224)	(2,812)
	38,474	(3,859)	39,249	(33,962)
Decrease in cash and cash equivalents	(517)	(22,688)	(270)	(46,825)
Effect of exchange rate on changes in cash and cash equivalents	107	–	96	–
Cash and cash equivalents, beginning of period	958	78,868	722	103,005
Cash and cash equivalents, end of period	$548	$56,180	$548	$56,180

Supplemental cash flow information (note 11(a))

See accompanying notes to interim consolidated financial statements.

5

Notes to Interim Consolidated Financial Statements

For the three and six months ended September 30, 2011

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and pipeline and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

2. Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.

3. Accounting pronouncements recently adopted

There have been no recently adopted accounting pronouncements or changes in accounting pronouncements during the three and six months ended September 30, 2011, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 10-K/A, that are of significance, or of potential significance to the Company.

4. Issued accounting pronouncements not yet adopted

Fair value measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, which generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRSs. For the Company, this ASU is effective for the interim period beginning April 1, 2012. The adoption of this standard is not anticipated to have a material effect on the Company’s consolidated financial statements.

Goodwill Impairment

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company’s fiscal year ending March 31, 2013, with early adoption permitted. The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.

5. Unbilled revenue

As of September 30, 2011, an amount of $75,590 (March 31, 2011 – $72,025) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2011, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

6. Investment in and advances to unconsolidated joint venture

The Company was engaged in a joint venture, Noramac Joint Venture (JV), of which the Company had joint control (50% proportionate interest). The JV was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company owned a 49% interest in Noramac Ventures Inc., a

6

NAEP

nominee company established by the two joint venture partners. On March 25, 2011, the Company and its joint venture partner decided to wind up Noramac Ventures Inc. and terminate the joint venture. At September 30, 2011, the assets and liabilities of the joint venture are stated at the lower of carrying value and fair market value less costs to sell. The difference between carrying value and fair market value of assets and liabilities was recognized in the income statement of the joint venture during the three and six months ended September 30, 2011.

As of September 30, 2011, the Company’s investment in and advances to the unconsolidated joint venture totalled $1,933 (March 31, 2011 – $1,488). The condensed financial data for investment in and advances to unconsolidated joint venture is summarized as follows:

	September 30, 2011	March 31, 2011
Current assets	$9,688	$8,328
Current liabilities	13,132	13,875

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Gross revenues	$523	$1,652	$1,893	$5,998
Gross profit	523	443	1,893	802
Net (loss) income	(304)	(547)	890	(1,033)
Equity in (loss) earnings of unconsolidated joint venture	($152)	($274)	$445	($517)

7. Long term debt

a) Long term debt is as follows:

	September 30, 2011	March 31, 2011
Credit facilities (note 7(b))	$103,475	$61,970
Series 1 Debentures (note 7(c))	225,000	225,000
	328,475	$286,970

b) Credit Facilities

	September 30, 2011	March 31, 2011
Term A Facility	$22,824	$24,698
Term B Facility	40,622	43,748
Revolving Facility	50,029	3,524
Total credit facilities	$113,475	$71,970
Less: current portion of term facilities	(10,000)	(10,000)
	$103,475	$61,970

As of September 30, 2011, the Company had outstanding borrowings of $63.4 million (March 31, 2011 – $68.4 million) under the Term Facilities, $50.0 million (March 31, 2011 – $3.5 million) under the Revolving Facility and had issued $16.8 million (March 31, 2011 – $12.3 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $43.2 million at September 30, 2011.

Effective September 30, 2011 the Company entered into a Second Amending Agreement to the Fourth Amended and Restated Credit Agreement to provide a temporary increase in the amount available under the Revoving Facility from $85 million to $110 million. This increase, which will remain in effect until April 1, 2012 provides additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360 day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid

7

in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at September 30, 2011 was 6.07%.

The credit facilities are secured by a first priority lien on substantially all of the Company’s property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and was in compliance with these covenants at September 30, 2011.

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

8. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at March 31, 2011	36,242,526	$304,854
Issued upon exercise of stock options	6,560	28
Transferred from additional paid-in capital on exercise of stock options	–	14
Issued and outstanding at September 30, 2011	36,249,086	$304,896

b) Net income (loss) per share

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Net income (loss) to common shareholders	$6,619	$2,369	($2,395)	($7,940)
Weighted average number of common shares	36,249,086	36,071,972	36,248,227	36,064,522
Basic net income (loss) per share	$0.18	$0.07	($0.07)	($0.22)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Net income (loss) to common shareholders	$6,619	$2,369	($2,395)	($7,940)
Weighted average number of common shares	36,249,086	36,071,972	36,248,227	36,064,522
Dilutive effect of stock options and stock awards	249,456	577,682	–	–
Weighted average number of diluted common shares	36,498,542	36,649,654	36,248,227	36,064,522
Diluted net income (loss) per share	$0.18	$0.06	($0.07)	($0.22)

For the three and six months ended September 30, 2011, there were 1,050,150 and 1,605,274 stock options respectively and nil and 100,000 stock awards respectively which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three and six months ended September 30, 2010–865,400 and 701,507, respectively, stock options).

8

NAEP

9. Interest expense

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Interest on 8 3/4% senior notes and swaps	$–	$–	$–	$1,238
Interest on capital lease obligations	116	182	254	390
Amortization of deferred financing costs	379	357	812	883
Interest on credit facilities	1,805	1,298	3,267	2,264
Interest on Series 1 Debentures	5,133	5,133	10,266	9,867
Interest on long term debt	$7,433	$6,970	$14,599	$14,642
Other interest	115	738	326	795
	$7,548	$7,708	$14,925	$15,437

10. Derivative financial instruments

a) Derivative financial instruments in the consolidated balance sheets are comprised of the following:

September 30, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$4,635
Embedded price escalation features in certain long term supplier contracts	8,325
$12,960
Less: current portion	(3,312)
$9,648

March 31, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$5,877
Embedded price escalation features in certain long term supplier contracts	5,651
$11,528
Less: current portion	(2,474)
$9,054

b) The realized and unrealized loss (gain) on derivative financial instruments is comprised as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Realized and unrealized loss on cross-currency and interest rate swaps	$–	$–	$–	$2,111
Unrealized (gain) loss on embedded price escalation features in a long term customer construction contract	(987)	348	(1,242)	(402)
Unrealized loss (gain) on embedded price escalation features in certain long term supplier contracts	2,756	(1,656)	2,674	(9)
	1,769	$(1,308)	1,432	$1,700

11. Other information

a) Supplemental cash flow information

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Cash paid during the period for:
Interest	$971	$3,235	$12,947	$20,055
Income taxes	23	571	1,165	1,172
Cash received during the period for:
Interest	–	338	–	1,105
Income taxes	36	17	36	17
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	–	–	386	47
Net change in accounts payable related to purchase of property, plant and equipment	(3,815)	(1,252)	1,153	(4,020)

9

b) Net change in non-cash working capital

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Operating activities:
Accounts receivable, net	(67,313)	(11,600)	(28,595)	10,359
Unbilled revenue	(12,224)	(46,913)	(26,745)	(52,495)
Inventories	(4,315)	2,867	(7,603)	(1,859)
Prepaid expenses and deposits	443	592	(2,305)	(2,839)
Accounts payable	23,597	35,636	23,056	43,375
Accrued liabilities	11,647	657	3,961	(4,773)
Long term portion of liabilities related to equipment leases	(5,927)	1,308	(7,613)	1,682
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	6,189	957	5,269	2,410
	(47,903)	(16,496)	(40,575)	(4,140)

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three and six months ended September 30, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, effect of permanent differences, effect of changes in enacted tax rates and Alberta Finance audit adjustments from 2007 and 2008. Income tax expense as a percentage of income before income taxes for the three and six months ended September 30, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates, impact of the CRA audit adjustments from 2007 and 2008 which were included in the current and deferred tax accounts and the benefit from changes in the timing of the reversal of temporary differences.

12. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It also designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2 of the annual consolidated financial statements of the Company for the year ended March 31, 2011. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics based on the nature of the services provided, the customer base and the resources used to provide these services.

10

NAEP

b) Results by business segment

Three months ended September 30, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$159,719	$49,176	$36,491	$245,386
Depreciation of property, plant and equipment	5,574	657	227	6,458
Segment profits	21,788	13,503	2,927	38,218
Capital expenditures	3,764	3,570	1,923	9,257

Three months ended September 30, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$171,628	$26,563	$36,667	$234,858
Depreciation of property, plant and equipment	6,042	714	164	6,920
Segment profits	22,234	4,782	879	27,895
Capital expenditures	12,616	563	1,171	14,350

Six months ended September 30, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$323,110	$80,710	$35,589	$439,409
Depreciation of property, plant and equipment	12,150	988	316	13,454
Segment profits	43,569	16,092	979	60,640
Capital expenditures	4,115	3,721	2,597	10,433

Six months ended September 30, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$335,237	$45,709	$37,506	$418,452
Depreciation of property, plant and equipment	11,851	1,353	184	13,388
Segment profits	44,481	6,176	156	50,813
Capital expenditures	18,513	1,756	1,519	21,788

September 30, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Segment assets	$445,925	$141,945	$46,627	$634,497

March 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Segment assets	$423,947	$116,623	$37,053	$577,623

c) Reconciliations

i) Income (loss) before income taxes

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Total profit for reportable segments	$38,218	$27,895	$60,640	$50,813
Less: unallocated corporate items:
General and administrative expenses	14,001	15,277	24,602	29,006
Loss on disposal of property, plant and equipment	30	585	428	581
Gain on disposal of assets held for sale	(496)	(25)	(496)	(25)
Amortization of intangible assets	1,411	672	3,289	1,260
Equity in loss (earnings) of unconsolidated joint venture	152	274	(445)	517
Interest expense, net	7,548	7,708	14,925	15,437
Foreign exchange loss (gain)	21	49	(64)	(1,648)
Realized and unrealized loss (gain) on derivative financial instruments	1,769	(1,308)	1,432	1,700
Loss on debt extinguishment	–	–	–	4,346
Unallocated equipment costs (recoveries) (i)	4,837	(1,202)	20,648	6,096
Income (loss) before income taxes	$8,945	$5,865	($3,679)	($6,457)

11

(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

ii) Total assets

	September 30, 2011	March 31, 2011
Corporate assets:
Cash and cash equivalents	$548	$722
Property, plant and equipment	23,329	24,831
Deferred tax assets	54,253	51,649
Other	33,949	28,132
Total corporate assets	$112,079	$105,334
Total assets for reportable segments	634,497	577,623
Total assets	$746,576	$682,957

The Company’s goodwill of $32,901 is assigned to the Piling segment. All of the Company’s assets are located in Canada and the United States.

iii) Depreciation of property, plant and equipment

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Total depreciation for reportable segments	$6,458	$6,920	$13,454	$13,388
Depreciation for corporate assets	$1,566	1,134	4,166	2,869
Total depreciation	$8,024	$8,054	$17,620	$16,257

iv) Capital expenditures for long-lived assets

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Total capital expenditures for reportable segments	$9,257	$14,350	$10,433	$21,788
Capital expenditures for corporate assets	4,381	817	5,745	2,736
Total capital expenditures for long-lived assets	$13,638	$15,167	$16,178	$24,524

d) Customers

The following customers accounted for 10% or more of total revenues:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Customer A	24%	28%	29%	34%
Customer B	19%	5%	17%	5%
Customer C	11%	7%	12%	7%

The revenue by major customer was earned by the Heavy Construction and Mining segment.

e) Geographic information

i) The geographic revenue distribution for the Company is as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Canada	$244,629	$234,858	$437,863	$418,452
United States	757	–	1,546	–
	$245,386	$212,794	$439,409	$418,452

ii) The geographic distribution of long-lived assets is as follows:

	September 30, 2011	March 31, 2011
Canada	$376,128	$381,578
United States	102	96
	$376,230	$381,674

12

NAEP

13. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Share option plan (note 13(b))	$306	$352	$694	$757
Senior executive stock option plan (note 13(c))	(475)	1,245	(2,878)	1,245
Deferred performance share unit plan (note 13(d))	–	(92)	–	(87)
Restricted share unit plan (note 13(e))	105	113	425	416
Director’s deferred stock unit plan (note 13(f))	(132)	(55)	(1,619)	71
Stock award plan (note 13(g))	75	524	172	524
	($121)	$2,087	($3,206)	$2,926

b) Share option plan

	Three months ended September 30,
	2011		2010
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,632,114	9.27	2,237,244	7.85
Granted	–	–	60,000	8.58
Exercised (i)	–	–	(48,400)	(4.98)
Forfeited	(26,840)	(9.11)	(12,800)	(9.11)
Modified (ii)	–	–	(550,000)	(5.00)
Outstanding, end of period	1,605,274	9.27	1,686,044	8.88

	Six months ended September 30,
	2011		2010
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,647,474	9.25	2,250,804	7.84
Granted	–	–	60,000	8.58
Exercised (i)	(6,560)	(4.29)	(61,160)	(4.98)
Forfeited	(35,640)	(9.31)	(13,600)	(9.37)
Modified (ii)	–	–	(550,000)	(5.00)
Outstanding, end of period	1,605,274	9.27	1,686,044	8.88

(i)	All stock options exercised resulted in new common shares being issued (note 8(a));

(ii)	550,000 options were modified as senior executive stock options on September 22, 2010 (note 13(c))

Cash received from the option exercises for the three and six months ended September 30, 2011 was $nil and $28, respectively (three and six months ended September 30, 2010 – $241 and $305, respectively).

At September 30, 2011, the weighted average remaining contractual life of outstanding options is 6.3 years (March 31, 2011 – 6.8 years). The fair value of options vested during the three and six months ended September 30, 2011 was $116 and $725, respectively (three and six months ended September 30, 2010–$45 and $1,137, respectively). At September 30, 2011, the Company had 906,894 exercisable options (March 31, 2011–830,482) with a weighted average exercise price of $8.71 (March 31, 2011 – $8.52).

c) Senior executive stock option plan

The weighted average assumptions used in estimating the fair value of the 550,000 vested senior executive stock options as at September 30, 2011 are as follows:

Number of senior executive stock options	550,000
Weighted average fair value per option granted ($)	3.29
Weighted average assumptions:
Dividend yield	Nil %
Expected volatility	75.20%
Risk-free interest rate	0.58%
Expected life (years)	3.6

13

d) Deferred performance share unit plan

On April 1, 2011, the Company converted 262,737 and 128,665 Deferred Performance Share Units (“DPSUs”) into Restricted Share Units (“RSUs”) for the April 1, 2009 and March 31, 2010 grants at a conversion factor of 50% and 75% respectively (note 13(e)).

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Outstanding, beginning of period	–	504,001	432,519	507,295
Granted	–	–	–	–
Expired	–	–	(41,117)	–
Forfeited	–	(12,013)	–	(15,307)
Converted to RSUs (note 13(e))	–	–	(391,402)	–
Outstanding, end of period	–	491,988	–	491,988

e) Restricted share unit plan

On April 1, 2011, the Company converted the April 1, 2009 and March 31, 2010 DPSUs (note 13(d)) into RSUs at a conversion factor of 50% and 75% respectively.

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Outstanding, beginning of period	1,077,041	453,251	382,476	468,815
Granted	–	–	520,086	–
Exercised	–	–	(27,850)	–
Forfeited	(39,975)	(19,704)	(65,521)	(35,268)
Converted from DPSUs (note 13(d))	–	–	227,875	–
Outstanding, end of period	1,037,066	433,547	1,037,066	433,547

At September 30, 2011, current portion of RSUs liabilities of $1,799 were included in accrued liabilities (March 31, 2011 – $nil) and long term portion of RSUs liabilities of $1,061 were included in other long term obligations (March 31, 2011 – $2,633) in the Consolidated Balance Sheet. During the three and six months ended September 30, 2011, nil and 27,850 units vested, respectively, and were settled in cash for $nil and $318, respectively. The weighted average remaining contractual life of the RSUs outstanding was 1.7 years (March 31, 2011 – 1.3 years).

At September 30, 2011, the redemption value of these units was $6.12/unit (March 31, 2011 – $11.96/unit).

Using the redemption value of $6.12/unit at September 30, 2011, there was approximately $3,510 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.7 years (March 31, 2011 – 1.3 years).

f) Director’s deferred stock unit plan

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Outstanding, beginning of period	363,591	284,155	337,018	263,226
Issued	30,595	22,564	57,168	43,453
Outstanding, end of period	394,184	306,719	394,184	306,719

At September 30, 2011, the redemption value of these units was $6.12/unit (March 31, 2011 – $11.96/unit). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

g) Stock award plan

During the six months ended September 30, 2011, 50,000 stock awards vested and were settled in common shares purchased on the open market for $440. The weighted average remaining contractual life of outstanding Stock Award Plan units is 0.4 years (March 31, 2011 – 0.6 years). As at September 30, 2011, there was approximately $98 (March 31, 2011 –$270) of total unrecognized compensation cost related to non–vested share–based payment arrangements under the stock award plan, which is expected to be recognized over a weighted average period of 0.4 years (March 31, 2011 – 0.6 years).

14

NAEP

14. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

15. Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

16. Claims revenue

For the three and six months ended September 30, 2011, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had approximately $1.7 million and $2.4 million respectively in claims revenue recognized to the extent of costs incurred, the Piling segment had $0.4 million and $1.4 million respectively in claims revenue recognized to the extent of costs incurred, and the Pipeline segment had $6.7 million for both periods in claims revenue.

17. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

18. Subsequent events

On October 7, 2011, the Company’s Board of Directors adopted a Shareholder Rights Plan Agreement, dated October 7, 2011 (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the outstanding Common Shares of the Company. The Rights Plan will be implemented by the issuance of one right to purchase one share of the Company’s Common Shares at a specified exercise price (a “Right”) per each outstanding Common Share of the Company to the shareholders of record at the close of business on October 21, 2011. In addition, each Common Share the Company issues in the future while the Rights Plan is in effect will contain a Right, and the Rights will trade on the New York Stock Exchange and the Toronto Stock Exchange together with the Company’s Common Shares. In general, and subject to certain exceptions, the Rights are exercisable when a person acquires, or announces its intention to acquire, more than 20% of the Company’s outstanding Common Shares. The Rights Plan was filed as an exhibit to our Form 8-A filed with the Securities and Exchange Commission on October 7, 2011.

The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board adequate time to identify, develop and negotiate value-enhancing alternatives to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

15

NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the three and six months ended September 30, 2011

NAEP

1

2011

Management’s Discussion and Analysis

A. EXPLANATORY NOTES

November 2, 2011

The following Management’s Discussion and Analysis (MD&A) is as of November 2, 2011 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended September 30, 2011 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2011, together with our annual MD&A for the year ended March 31, 2011. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current fiscal year to that of the preceding fiscal year(s). We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”). Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract, for the three months and fiscal year ended March 31, 2011 (discussed in the “Explanatory Notes—Significant Business Event” section of this MD&A, below) and certain other non-cash items included in the calculation of net income. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit agreement requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit agreement. As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; or

•	reflect any cash requirements for assets being depreciated or amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

[1]	Canadian Natural Resources (Canadian Natural)

2

NAEP

SIGNIFICANT BUSINESS EVENT

As discussed in the “Explanatory Notes—Significant Business Event” section of our annual MD&A for the year ended March 31, 2011, we recorded a $42.5 million writedown for the three months and year ended March 31, 2011 related to the long-term overburden removal contract between our subsidiary, North American Construction Group Inc. (NACG) and Canadian Natural, for the Horizon Oil Sands mine near Fort McMurray, Alberta. The reduction of revenue on this contract (the “revenue writedown”) reduced the total contract revenue to the extent of total costs incurred, representing a zero profit margin on the contract and reduced unbilled revenue by the same amount.

The unit-price contract with Canadian Natural includes certain escalation indices, which were intended to annually adjust pricing to reflect changes in economic conditions over the ten-year contract term. It is our continued position that the actual Fort McMurray inflationary environment has varied significantly as compared to the contract indices, resulting in a negative financial impact to us. The contract states that the indices should not disadvantage either party. We formed a joint working group with Canadian Natural that is responsible for identifying indices that will more closely reflect the inflationary conditions that have occurred in the market place. The working group has been meeting to discuss the relevant facts, collect market data, model the data independently and present recommendations to their respective executive teams. Those recommendations were received and we have been meeting with Canadian Natural representatives to reconcile differences in model assumptions and interpretation of the recommendations. We anticipate these discussions will culminate in a mutually agreed contractual path forward before restarting the overburden operations, targeted for January 2012.¿

Until we are assured, beyond a reasonable doubt, that modified escalation indices reflective of the economic environment in Fort McMurray have been agreed with Canadian Natural, revenue on the long-term overburden removal contract with Canadian Natural will continue to be recognized only to the extent of costs incurred.¿

Although we believe the acceptance of the revised indices to be probable if the parties are not able to agree upon the appropriate adjustments, a further revenue writedown may be required in respect of all or a portion of unbilled revenue of up to $75.6 million related to the contract, in which event we will pursue any remedies we may have available to us.¿

B. FINANCIAL RESULTS

SUMMARY OF CONSOLIDATED THREE AND SIX MONTHS RESULTS

	Three Months Ended September 30,
(dollars in thousands, except per share amounts)	2011	% of Revenue	2010	% of Revenue	Change
Revenue	$245,386	100.0%	$234,858	100.0%	$10,528
Project costs	144,060	58.7%	132,440	56.4%	11,620
Equipment costs	46,886	19.1%	46,358	19.7%	528
Equipment operating lease expense	13,035	5.3%	18,909	8.1%	(5,874)
Depreciation	8,024	3.3%	8,054	3.4%	(30)
Gross profit	33,381	13.6%	29,097	12.4%	4,284
General and administrative expenses	14,001	5.7%	15,277	6.5%	(1,276)
Operating income	18,283	7.5%	12,314	5.2%	5,969
Net income	6,619	2.7%	2,369	1.0%	4,250
Per share information					—
Net income—basic	$0.18		$0.07		$0.11
Net income—diluted	$0.18		0.06		0.12
EBITDA(1)	$25,928	10.6%	$22,299	9.5%	$3,629
Consolidated EBITDA(1) (as defined within thecredit agreement)	$27,764	11.3%	$22,609	9.6%	$5,155

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

3

	Six Months Ended September 30,
(dollars in thousands, except per share amounts)	2011	% of Revenue	2010	% of Revenue	Change
Revenue	$439,409	100.0%	$418,452	100.0%	$20,957
Project costs	238,869	54.4%	209,717	50.1%	29,152
Equipment costs	109,500	24.9%	111,361	26.6%	(1,861)
Equipment operating lease expense	33,428	7.6%	36,400	8.7%	(2,972)
Depreciation	17,620	4.0%	16,257	3.9%	1,363
Gross profit	39,992	9.1%	44,717	10.7%	(4,725)
General and administrative expenses	24,602	5.6%	29,006	6.9%	(4,404)
Operating income	12,614	2.9%	13,378	3.2%	(764)
Net loss	(2,395)	-0.5%	(7,940)	-1.9%	5,545
Per share information					–
Net loss—basic	$(0.07)		$(0.22)		$0.15
Net loss—diluted	$(0.07)		$(0.22)		$0.15
EBITDA(1)	$32,155	7.3%	$26,497	6.3%	$5,658
Consolidated EBITDA(1) (as defined within the credit agreement)	$33,940	7.7%	$34,788	8.3%	$(848)

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(dollars in thousands)	2011	2010	2011	2010
Net Income (loss)	$6,619	$2,369	$(2,395)	$(7,940)
Adjustments:
Interest expense	7,548	7,708	14,925	15,437
Income tax expense (benefit)	2,326	3,496	(1,284)	1,483
Depreciation	8,024	8,054	17,620	16,257
Amortization of intangible assets	1,411	672	3,289	1,260
EBITDA	$25,928	$22,299	$32,155	$26,497
Adjustments:
Realized and unrealized loss (gain) on derivative financial instruments	1,769	(1,308)	1,432	1,700
Loss on disposal of property, plant and equipment	30	560	428	556
Gain on disposal of assets held for sale	(496)	–	(496)	–
Stock-based compensation expense	381	784	866	1,194
Equity in loss (earnings) of unconsolidated joint venture	152	274	(445)	517
Loss on debt extinguishment	–	–	–	4,324
Consolidated EBITDA	$27,764	$22,609	$33,940	$34,788

ANALYSIS OF CONSOLIDATED RESULTS

Revenue

For the three months ended September 30, 2011, revenues were $245.4 million, $10.5 million higher than in the same period last year. This improvement reflects the positive impact of our new long-term contracts with Suncor2 and Syncrude3 in the Heavy Construction and Mining segment, together with increased volumes in the Piling segment, partially offset by the temporary suspension of activity on our long-term overburden removal contract with Canadian Natural while they repaired the fire damage to their plant. Excluding revenue related to the Canadian Natural contract from this comparison, current period revenues increased $53.0 million compared to the same period last year.

For the six months ended September 30, 2011, revenues increased to $439.4 million, $21.0 million higher than the same period last year. This increase reflects the positive impact of our new recurring services contracts with Suncor and Syncrude, light civil construction work at Harvest’s4 Blackgold SAGD site, an increase in specialized Tailings and Environmental activity at both Suncor and Syncrude and increased volumes in our Piling segment. These gains were partially offset by the negative impact of wildfires in the Fort McMurray area and heavy precipitation levels across Canada, which adversely affected first quarter results. It also reflects the suspension of activity on the Canadian Natural contract in the current period. Excluding Canadian Natural-related revenue from this comparison, consolidated revenue increased $82.6 million year-over-year.

[2]	Suncor Energy Inc. (Suncor).
[3]	Syncrude Canada Ltd. (Syncrude) – operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
[4]	Harvest Operations Corp. (Harvest), a wholly owned subsidiary of Korea National Oil Corporation, is the sole owner and operator of the BlackGold Oilsands Project located in Northern Alberta.

4

NAEP

Gross profit

For the three months ended September 30, 2011, gross profit was $33.4 million, an increase of $4.3 million compared to the same period last year. As a percentage of revenue, gross profit margin increased to 13.6% compared to 12.4% last year. The improvement in gross margin reflects increased volumes and margins from the Piling segment and improved Pipeline segment margins. These gains were partially offset by continued pricing pressure due to the current oversupply of equipment capacity in the market, lower utilization of our larger-sized heavy equipment fleet and increased rentals of smaller-sized equipment specific to summer work.

Project costs represented 58.7% of revenue for the three months ended September 30, 2011, compared to 56.4% for the same period last year, reflecting a shift in volumes to the more labour-intensive piling work and heavy civil construction activities in the Heavy Construction and Mining segment.

Equipment costs represented 19.1% of revenue during the three months ended September 30, 2011, compared to 19.7% in the same period last year. The current year equipment costs reflect increased volumes of more labour-intensive piling work and heavy civil construction activities in the Heavy Construction and Mining segment.

Equipment operating lease expense was $13.0 million during the three months ended September 30, 2011 compared to $18.9 million in the same period last year. The decrease in operating lease expense reflects the benefit of a $6.0 million reduction in the accrued over-hour liability5. Approximately $2.8 million of the reduction in the liability resulted from amending existing operating lease agreements to allow for increased operating hours and approximately $3.2 million of the reduction resulted from lower operating hours on our large mining equipment.

For the six months ended September 30, 2011, gross profit was $40.0 million, a decrease of $4.7 million compared to the same period last year. As a percentage of revenue, gross profit margin decreased to 9.1%, from 10.7% during the same period last year, reflecting the negative impact from wildfires and high precipitation levels on first quarter productivity, lower utilization of our larger-sized heavy equipment fleet and an increase in maintenance activity.

Project costs, as a percentage of revenue, increased to 54.4% during the six months ended September 30, 2011, from 50.1% in the same period last year, partly attributable to increased volumes in the more labour-intensive Piling segment and heavy civil construction activities in the Heavy Construction and Mining segment.

Equipment costs represented 24.9% of revenue during the six months ended September 30, 2011, compared to 26.6% in the same period last year. The current year equipment costs reflect increased volumes of more labour-intensive piling work and heavy civil construction activities in the Heavy Construction and Mining segment.

Equipment operating lease expense was $33.4 million during the six months ended September 30, 2011 compared to $36.4 million in the same period last year. The decrease in operating lease expense reflects the benefit of the reduction in the accrued over-hour liability.

Operating income

For the three months ended September 30, 2011, operating income was $18.3 million or 7.5% of revenue, compared to $12.3 million or 5.2% of revenue in the same period last year. General and administrative (G&A) expenses of $14.0 million for the three months ended September 30, 2011 were $1.3 million lower than last year, reflecting a focus on cost control coupled with a reduction in stock-based compensation expense as a result of a decrease in our share price.

For the six months ended September 30, 2011, operating income was $12.6 million or 2.9% of revenue, compared to $13.4 million or 3.2% of revenue during the first six months last year. G&A expenses were $24.6 million for the six months ending September 30, 2011, a decrease of $4.4 million from the prior year again reflecting a focus on cost control coupled with the reduction in stock-based compensation.

Net income (loss)

For the three months ended September 30, 2011, we recorded net income of $6.6 million (basic and diluted income per share of $0.18), compared to net income of $2.4 million (basic income per share of $0.07 and diluted income per share of $0.06) for the same period last year. Non-cash items affecting the current period results included unrealized losses on embedded derivatives in certain long-term supplier contracts partially offset by an unrealized gain on the embedded derivative in a long-term customer contract. Excluding these non-cash items, net income would have been $7.9 million (basic and diluted income per share of $0.22) for the three months ended September 30, 2011.

[5]	An operating lease over-hour liability is the recognition of the surcharge payable to our leasing companies for the use of leased equipment in excess of contractual operating hours.

5

The non-cash items affecting results for the same period last year included gains on embedded derivatives in certain long-term supplier contracts, partially offset by losses on the embedded derivatives in a long-term customer contract. Excluding these items, net income for the three months ended September 30, 2010 would have been $1.4 million (basic and diluted income per share of $0.04).

For the six months ended September 30, 2011, we recorded a net loss of $2.4 million (basic loss per share of $0.07) compared to a net loss of $7.9 million (basic loss per share of $0.22) during the same period last year. The non-cash items affecting current-year results included unrealized losses on embedded derivatives in certain long-term supplier contracts partially offset by an unrealized gain on the embedded derivative in a long-term customer contract. Excluding the non-cash items, net loss for the six months ended September 30, 2011 would have been $1.3 million (basic loss per share of $0.04).

In the prior-year period, non-cash items affecting results included the write-off of deferred financing costs related to the redemption of the 8 3/4% senior notes and losses on cross-currency and interest rate swaps. Partially offsetting these losses were the positive foreign exchange impact of the strengthening Canadian dollar on our 8 3/4% senior notes, gains on embedded derivatives in certain long-term supplier contracts and in a long-term customer contract. Excluding the above items, the net loss for the six months ended September 30, 2010 would have been $2.7 million (basic loss per share of $0.07).

SEGMENT RESULTS

Heavy Construction and Mining

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Segment revenue	$159,719	$171,628	$(11,909)	$323,110	$335,237	$(12,127)
Segment profit	$21,788	$22,234	$(446)	$43,569	$44,481	$(912)
Segment margin	13.6%	13.0%		13.5%	13.3%

For the three months ended September 30, 2011, the Heavy Construction and Mining segment reported revenue of $159.7 million, down from $171.6 million last year. The year-over-year change in revenue was more than accounted for by the temporary suspension of our long-term overburden removal contract with Canadian Natural while this customer undertook repairs and restarted its plant at the Horizon oil sands project, which was damaged by a fire earlier in the year. Excluding activity from the Canadian Natural contract from both periods, revenues would have been $151.1 million for the three months ended September 30, 2011, compared to $120.5 million in the same period last year, representing an increase of $30.6 million.

We were able to offset much of the revenue impact of the shutdown at Canadian Natural with new heavy civil and site development awards at Suncor and Syncrude, along with reclamation and overburden removal activity at Suncor. Significant light civil construction work at Harvest’s Blackgold SAGD site and specialized Tailings and Environmental activity at Suncor and Syncrude also contributed to segment revenue during the current period. Results further benefitted from increases in heavy civil construction and a high volume of summer muskeg removal related to tailings remediation at Shell’s Jackpine site.

For the six months ended September 30, 2011, the Heavy Construction and Mining segment reported revenues of $323.1 million, a $12.1 million decrease compared to the same period last year. An otherwise strong start to the current fiscal year was interrupted by wildfires in the Fort McMurray area which necessitated the evacuation of all personnel from Shell’s6 Jackpine and Muskeg River Mine (MRM) sites for two weeks and from Canadian Natural’s Horizon site for three weeks. Subsequent to the wildfire evacuation at the Horizon site, Canadian Natural notified us of the suspension of activity at its site. Excluding activity from the Canadian Natural contract from both periods, revenues would have been $281.9 million for the six months ended September 30, 2011, compared to $232.4 million in the same period last year, representing an increase of $49.5 million. Revenues were also impacted by lower mine services activity at both Shell’s Jackpine and MRM sites, however, this was offset by increased heavy civil construction work at the Jackpine site in support of Shell’s new Atmospheric Fines Drying tailings technology and a high volume of summer muskeg removal activity. Activity also increased at Suncor’s Base Mine compared to the previous year, as a result of reclamation and heavy civil construction work under our recently announced five-year master services contract with this customer.

Segment revenue was further supported by an increase in mining services and overburden removal activity at Syncrude, significant light civil construction work at Harvest’s Blackgold SAGD site and an increase in specialized Tailings and Environmental services to both Suncor and Syncrude.

For the three months ended September 30, 2011, the Heavy Construction and Mining segment margin increased slightly to 13.6% of revenue from 13.0% of revenue during the same period last year. As discussed in the “Explanatory Notes – Significant Business Event” section of this MD&A, revenue related to the Canadian Natural overburden removal contract is being recorded at zero margin. Excluding revenue and profit from the Canadian Natural overburden removal contract from

[6]	Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).

6

NAEP

the three months ended September 30, 2011 and 2010, Heavy Construction and Mining segment margin would have been 14.4% and 15.5%, respectively. The reduction in segment margin reflects the continued pricing pressure due to the current oversupply of equipment capacity in the market and the costs of start-up delays on some summer projects.

For the six months ended September 30, 2011, Heavy Construction and Mining profit margin increased to 13.5% of revenue, from 13.3% during the same period last year. Excluding revenue and profit from the Canadian Natural overburden removal contract from the six months ended September 30, 2011 and 2010, the segment margin would have been 15.9% and 16.4%, respectively. The reduction in segment margin reflects the impact of continued pricing pressure due to the current oversupply of equipment capacity in the market and summer project start-up delays partially offset by strong margins on projects completed earlier in the year.

Piling

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Segment revenue	$49,176	$26,563	$22,613	$80,710	$45,709	$35,001
Segment profit	$13,503	$4,782	$8,721	$16,092	$6,176	$9,916
Segment margin	27.5%	18.0%		19.9%	13.5%

For the three months ended September 30, 2011, Piling segment revenue was $49.2 million, up $22.6 million from the three months ended September 30, 2010. The increase reflects increased activity in Ontario and Saskatchewan from an already busy quarter being added to with backlog work from the first quarter as the segment recovered from delays caused by abnormally high precipitation levels in the first quarter. In addition, revenue in the current period includes $7.7 million of screw piling and tank services activity from Cyntech7, which was acquired in November 2010.

For the six months ended September 30, 2011, Piling segment revenue increased to $80.7 million, up $35.0 million from the same period last year. The improvement resulted from increased activity in all regions, as the segment recovered from the weather-related production delays experienced in the first quarter along with a $14.5 million contribution from Cyntech’s operation.

For the three months ended September 30, 2011, Piling segment profit increased to $13.5 million from $4.8 million a year ago. Segment margin improved to 27.5%, from 18.0% last year, reflecting better than expected performance on a number of large piling jobs completed in the period and the cost efficiencies realized from an uninterrupted production schedule as a result of the abnormally high volumes and favorable operating conditions. Margins also benefitted from stronger pricing and a $1.7 million contribution from the Cyntech acquisition.

For the six months ended September 30, 2011, Piling segment profit increased to $16.1 million from $6.2 million a year ago, while segment margin improved to 19.9% from 13.5% last year. The significant improvement in segment profit and margin reflects the benefits of stronger pricing in the rejuvenated commercial and industrial construction markets in Western Canada and Ontario, better than expected performance on a number of large piling jobs completed in the period along with a $3.2 million contribution from the Cyntech acquisition.

Pipeline

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Segment revenue	$36,491	$36,667	$(176)	$35,589	$37,506	$(1,917)
Segment profit	$2,927	$879	$2,048	$979	$156	$823
Segment margin	8.0%	2.4%		2.8%	0.4%

For the three months ended September 30, 2011, the Pipeline segment reported revenue of $36.5 million, compared to $36.7 million during the same period last year. During the current period, the segment generated revenue from the start-up of two large diameter pipeline projects in Northeast British Columbia and Northern Alberta.

For the six months ended September 30, 2011, Pipeline segment revenues were $35.6 million, a year-over-year decrease of $1.9 million.

For the three months ended September 30, 2011, the Pipeline segment recorded profit of $2.9 million and profit margin of 8.0%, up from a profit of $0.9 million and a 2.4% profit margin in the prior year. While results improved year-over-year, client-driven start-up delays on one of the new projects have extended the project schedule into next spring, a season in which weather is typically less favourable resulting in the Pipeline segment taking a cautious approach to the forecasting of profits on this project until such time as meetings with the client address the change in project scope. Prior-year margins were low as the segment experienced client start-up delays on two Northern British Columbia projects which extended the project schedules into abnormally wet weather conditions.¿

[7]	We acquired the assets of Cyntech Corporation, a private Alberta-based company and Cyntech Anchor Systems LLC, its US based subsidiary, (collectively Cyntech) as at November 1, 2010. To facilitate the acquisition of Cyntech’s assets, we established two Canadian subsidiaries, namely Cyntech Canada Inc. and Cyntech Services Inc.; and one US subsidiary, Cyntech U.S. Inc.
¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

7

For the six months ended September 30, 2011, segment margin was 2.8%, compared to 0.4% a year ago. The margins for the current year were negatively affected by an increase in the estimated cost to complete spring clean-up and warranty work on two prior-year projects in Northern British Columbia and an increase in the estimated loss regarding the completion of a large-diameter pipe project in Southern British Columbia. Prior-year margins were affected by project delays on the same large-diameter pipe project in Southern British Columbia.

NON-OPERATING INCOME AND EXPENSE

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Interest expense
Long term debt
Interest on 8 3/4% senior notes and swaps	$–	$–	$–	$–	$1,238	$(1,238)
Interest on Series 1 Debentures	5,133	5,133	–	10,266	9,867	399
Interest on credit facilities	1,805	1,298	507	3,267	2,264	1,003
Interest on capital lease obligations	116	182	(66)	254	390	(136)
Amortization of deferred financing costs	379	357	22	812	883	(71)
Interest on long term debt	$7,433	$6,970	$463	$14,599	$14,642	$(43)
Other interest	115	738	(623)	326	795	(469)
Total interest expense	$7,548	$7,708	$(160)	$14,925	$15,437	$(512)
Foreign exchange loss (gain)	21	49	(28)	(64)	(1,648)	1,584

Realized and unrealized loss (gain) on derivative financial instruments	1,769	(1,308)	3,077	1,432	1,700	(268)
Loss on debt extinguishment	–	–	–	–	4,346	(4,346)
Income tax expense (benefit)	2,326	3,496	(1,170)	(1,284)	1,483	(2,767)

Interest expense

Total interest expense decreased by $0.2 million and $0.5 million in the three and six months ended September 30, 2011 respectively compared to the corresponding periods in the prior year. In April 2010, we closed a private placement of 9.125% Series 1 Debentures (Series 1 Debentures). On April 28, 2010, we redeemed and cancelled all outstanding 8 3/4% senior notes. On April 8, 2010, we also terminated the cross-currency and interest rate swaps used to hedge interest rate and currency exposure on the US dollar denominated 8 3/4% senior notes. The interest expense of $1.2 million on our 8 3/4% senior notes in the prior year reflects interest costs to the redemption date. The senior notes redemption and associated swap agreement terminations eliminated the cost of hedging the foreign currency risk on the 8 3/4% senior notes, which was reflected as a portion of “Realized and unrealized (gain) loss on derivative financial instruments”. A more detailed discussion on the restructuring of our long-term debt can be found under “Liquidity and Capital Resources”.

On April 30, 2010, we entered into a fourth amended and restated credit agreement to extend the term of the credit agreement and to add borrowing capacity of up to $50.0 million through a second term facility within the credit agreement. The new credit facilities provide for a Revolving Facility, as defined in the credit agreement (the Revolving Facility) and two term facilities, the Term A Facility and Term B Facility, as defined in the credit agreement (the Term Facilities). The credit facilities mature on April 30, 2013.

At September 30, 2011, we had $113.5 million outstanding in total under the facilities, compared to the $72.0 million in total outstanding under these facilities as at March 31, 2011. Interest expense for the credit facilities was $1.8 million and $3.3 million for the three and six months ended September 30, 2011, respectively, reflecting the cost of the higher amounts borrowed under the credit facilities.

Foreign exchange gain

The increase in the value of the Canadian dollar, from 0.9846 CAN/US at March 31, 2010 to 0.9874 CAN/US at April 28, 2010 when the 8 3/4% senior notes were redeemed, resulted in a realized foreign exchange gain for the period. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk–Foreign exchange risk”.

8

NAEP

Realized and unrealized loss (gain) on derivative financial instruments

For the three and six months ended September 30, 2011, the realized and unrealized loss (gain) on derivative financial instruments reflects changes in the value of embedded derivatives in a long-term customer contract and in maintenance agreements on certain long-term supplier contracts. For the same period last year, the realized and unrealized loss (gain) also included changes in the fair value of derivatives embedded in our previously held US dollar denominated 8 3/4% senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we used to provide an economic hedge for the 8 3/4% senior notes. The realized and unrealized gains and losses on these derivative financial instruments, for the three and six months ended September 30, 2011 and 2010, respectively, are detailed in the table below:

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Swap liability loss	$–	$–	$–	$–	$1,783	$(1,783)
Supplier contracts embedded derivatives loss (gain)	2,756	(1,656)	4,412	2,674	(9)	2,683
Customer contract embedded derivative (gain) loss	(987)	348	(1,335)	(1,242)	(402)	(840)
Swap interest payment	–	–	–	–	328	(328)
Total	$1,769	$(1,308)	$3,077	$1,432	$1,700	$(268)

The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate with changes in the Canadian/US dollar exchange rates, interest rates and the US Producers Price Index (US-PPI) for Mining Machinery and Equipment change. The accounting treatment regarding these derivatives has no impact on operations, Consolidated EBITDA or how we evaluate our performance.

The swap liability loss reflects the changes in the fair value of the cross-currency and interest rate swaps that we used to provide an economic hedge for our previously held US dollar denominated 8 3/4% senior notes. Changes in the fair value of these swaps generally had an offsetting effect to changes in the value of our previously held 8 3/4% senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US dollar exchange rate. However, the valuations of the derivative financial instruments were also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occurred in June and December of each applicable year until termination of the swap agreements on April 8, 2010.

The fair value of the embedded derivative related to long-term supplier contracts increased during the three and six months ended September 30, 2011, as a result of the weakening of the Canadian dollar against the US dollar and was partially offset by the effect of the suspension notification issued by Canadian Natural on our long-term overburden removal contract. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the US-PPI for Mining Machinery and Equipment from the original contract amount.

With respect to the long-term customer contract, there is a provision that requires an adjustment to customer billings to reflect actual exchange rates and price indices. The embedded derivative instrument takes into account the impact on revenues but does not consider the impact on costs as a result of fluctuations in these measures.

The measurement of swap interest payment for the six months ended September 30, 2010 reflects the realized loss on our previously held interest rate swaps.

Income tax expense (benefit)

For the three months ended September 30, 2011, we recorded a current income tax benefit of $1.9 million and a deferred income tax expense of $4.2 million for a total income tax expense of $2.3 million. This compares to a combined income tax expense of $3.5 million for the same period last year. Income tax expense as a percentage of income before income taxes for the three months ended September 30, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, the effect of permanent differences, the effect of changes in enacted tax rates and the Alberta Finance and Enterprise audit adjustments from 2007 and 2008. Income tax benefit as a percentage of income before income taxes for the three months ended September 30, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates, CRA audit adjustments from 2007 and 2008 which were flowing through the current and deferred income tax accounts and the increase in the permanent differences in stock-based compensation as a result of a partial restructuring of the stock option plan.

For the six months ended September 30, 2011, we recorded a current income tax benefit of $1.6 million and a deferred income tax expense of $0.4 million for a net income tax benefit of $1.3 million. This compares to a combined income tax expense of $1.5 million for the same period last year. Income tax benefit as a percentage of loss before income taxes for the six months ended September 30, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, the effect of permanent differences, the effect of changes in enacted tax rates and the Alberta Finance and Enterprise audit adjustments from 2007 and 2008. Income tax benefit as a percentage of income before

9

income taxes for the six months ended September 30, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates, permanent differences in stock based compensation and the realization of capital loss on the extinguishment of the 8 3/4% senior notes and the cross-currency swap.

BACKLOG

Backlog is a measure of the amount of secured work we have outstanding and as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements where scope is not clearly defined. For the three and six months ended September 30, 2011, the total amount of revenue earned from time-and-materials contracts performed under our master services agreements, which are not in backlog, was approximately $70.4 million and $152.5 million, respectively, compared to $61.6 million and $145.8 million for the same periods in the prior year.

Our estimated backlog by segment and contract type as at September 30, 2011, June 30, 2011, March 31, 2011, and September 30, 2010 was:

(dollars in thousands)	September 30, 2011	June 30, 2011	March 31, 2011	September 30, 2010
By Segment
Heavy Construction and Mining	$641,181	$558,302	$568,717	$780,537
Piling	43,670	30,316	12,558	21,667
Pipeline	57,456	74,442	1,427	32,024
Total	$742,307	$663,060	$582,702	$834,228
By Contract Type
Unit-Price	$698,425	$635,445	$567,062	$796,506
Lump-Sum	28,998	21,780	11,861	28,534
Time-and-Material, Cost-Plus	14,884	5,835	3,779	9,188
Total	$742,307	$663,060	$582,702	$834,228

Our estimated backlog increased significantly over the three months ended September 30, 2011 as a result of strong defined contract award activity in Piling and defined scope work authorizations issued under our new contract with Syncrude.

The long-term overburden removal contract with Canadian Natural represented approximately $498.3 million of the September 30, 2011 backlog compared to $507.0 million reported as backlog in our interim MD&A for the three months ended June 30, 2011. The long-term overburden removal contract with Canadian Natural represented approximately $539.5 million of the March 31, 2011 backlog and $717.7 million of the September 30, 2010 backlog.

We expect that approximately $350.0 million of total backlog will be performed and realized in the 12 months ending September 30, 2012 together with a significant volume of work available but not included in the backlog calculation.¿

CLAIMS AND CHANGE ORDERS

Due to the complexity of the projects we undertake, changes often occur after contracts have been awarded. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

When changes that we believe will impact our business occur, change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, the same guidelines state that potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

10

NAEP

reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three and six months ended September 30, 2011, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had $1.7 million and $2.4 million respectively in claims revenue recognized to the extent of additional costs incurred, the Piling segment had $0.4 million and $1.4 million respectively in claims revenue recognized to the extent of additional costs incurred and the Pipeline segment had $6.7 million and $6.7 million respectively in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to additional costs incurred on some projects.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including the capital project-based nature of our project development revenue, seasonal weather and ground conditions, capital spending decisions by our customers on large oil sands projects, the timing of equipment maintenance and repairs, claims and change-orders and the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

	Three Month Period Ended
(dollars in millions, except per share amounts)	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
	Fiscal 2012		Fiscal 2011					Fiscal 2010
Revenue	$245.4	$194.0	$174.5	$265.1	$234.9	$183.6	$220.6	$221.2
Gross profit (loss)	33.4	6.6	(17.4)	30.8	29.1	15.6	32.7	47.6
Operating income (loss)	18.3	(5.7)	(35.5)	11.3	12.3	1.1	13.1	31.3
Net income (loss)	6.6	(9.0)	(30.5)	3.7	2.4	(10.3)	(0.9)	14.9
Net income (loss) per share—basic	$0.18	$(0.25)	$(0.84)	$0.10	$0.07	$(0.29)	$(0.03)	$0.41
Net income (loss) per share—diluted	$0.18	$(0.25)	$(0.84)	$0.10	$0.06	$(0.29)	$(0.03)	$0.41

Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in our operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost thaws and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our activity levels. Revenues during the three months ended March 31 of each fiscal year are typically highest as ground conditions are generally most favourable in our operating regions. As a result, full-year results are not likely to be a direct multiple or combination of a quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

The timing of large projects can influence quarterly revenues. For example, in the past two fiscal years, Pipeline segment revenues were as low as ($0.9) million in the three months ended June 30, 2011 and as high as $42.2 million for the three months ended December 31, 2010.

Changes in demand under our master services agreements can influence quarterly results. For example, increased demand for mine services during the commissioning of Shell’s Jackpine mine positively affected fiscal 2010 results but demand subsequently declined in fiscal 2011 as Shell commissioned the Jackpine mine and concurrently undertook related integration activities at the MRM site.

Profitability also varies from quarter-to-quarter as a result of claims and change-orders. Claims and change-orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin, reflecting the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. Where activity decreases, these same fixed costs become spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as a function of fixed interest expense.

11

We also experienced net income variability in all periods up to the three months ended June 30, 2010 due to the recognition of unrealized non-cash gains and losses on both derivative financial instruments and our previously held US dollar denominated 8 3/4% senior notes, which were primarily driven by changes in the Canadian/US dollar exchange rate. The 8 3/4% senior notes were redeemed on April 28, 2010 and the associated cross-currency and interest rate swaps were terminated on April  8, 2010.

SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	September 30, 2011	March 31, 2011	Change
Cash	$548	$722	$(174)
Current assets (excluding cash)	317,051	250,642	66,409
Current liabilities	(205,371)	(165,819)	(39,552)
Net working capital	$112,228	$85,545	$26,683
Intangible assets	14,455	16,161	(1,706)
Property, plant and equipment	319,737	321,864	(2,127)
Total assets	746,576	682,957	63,619
Capital lease obligations (including current portion)	(6,855)	(8,693)	1,838
Total long term financial liabilities ‡	(350,831)	(324,382)	(26,449)

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At September 30, 2011, net working capital (current assets minus current liabilities) was $112.2 million, up $26.7 million from March 31, 2011.

The cash balance at September 30, 2011 was comparable to March 31, 2011. As at September 30, 2011, we had borrowings of $50.0 million under our Revolving Facility.

Current assets excluding cash, increased $66.4 million between March 31, 2011 and September 30, 2011, reflecting a $28.6 million increase in trade receivables (including holdbacks) and a $26.8 million increase in unbilled revenue as a result of the ramp up on new projects. For a complete discussion on the definition of holdbacks please refer to the “Resources and Systems—Effect of working capital fluctuations on cash” section of this MD&A.

Current liabilities increased by $39.6 million between March 31, 2011 and September 30, 2011, reflecting a $24.2 million increase in accounts payable, a $5.8 million increase in accrued liabilities, a $5.3 million increase in billing in excess of costs and a $3.8 million increase in deferred tax liabilities.

Property, plant and equipment net book value at September 30, 2011 decreased $2.1 million compared to March 31, 2011. This reflects the equipment purchase of $16.0 million during the current period offset by depreciation of $17.6 million.

SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS

We acquire our property, plant and equipment (PP&E) in three ways: capital expenditures, capital leases and operating leases. We acquire our intangible assets by way of capital expenditure. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase. Expenditures on capital leases are restricted under the terms of our credit agreement whereby capital lease obligations are restricted to a maximum amount of $30.0 million outstanding at any point in time. Expenditures on operating leases are not considered capital expenditures and operating lease obligations are not restricted under the terms of our credit agreement.

We define our capital requirements as either:

•	“sustaining” capital additions – those that are needed to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement; or
•	“growth” capital additions – those that are needed to perform larger or a greater number of projects.

12

NAEP

A summary of capital additions8 by nature and by period is shown in the table below:

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
PP&E – Capital expenditures
Sustaining	$5,668	$8,050	$(2,382)	$8,561	$11,285	$(2,724)
Growth	3,373	2,709	664	7,186	5,492	1,694
Total	9,041	10,759	(1,718)	15,747	16,777	(1,030)
PP&E – Capital leases additions
Sustaining	–	–	–	–	–	–
Growth	–	–	–	386	47	339
Total	–	–	–	386	47	339
PP&E – Operating leases additions
Sustaining	–	–	–	6,288	3,379	2,909
Growth	–	905	(905)	5,735	2,464	3,271
Total	–	905	(905)	12,023	5,843	6,180
Intangible assets – Capital expenditures
Sustaining	34	–	34	166	63	103
Growth	747	1,453	(706)	1,417	1,961	(544)
Total	781	1,453	(672)	1,583	2,024	(441)
Total sustaining capital additions	5,702	8,050	(2,348)	15,015	14,727	288
Total growth capital additions	4,120	5,067	(947)	14,724	9,964	4,760

The changes in sustaining capital additions for the three and six months ended September 30, 2011 compared to the same periods last year reflect the timing of securing operating leases for equipment to support project development activity.

The decrease in growth capital additions for the three months ended September 30, 2011 compared to the same period last year reflects the slowdown in new project development as a result of project start up delays. Growth capital additions increased during the six months ended September 30, 2011 compared to the same period last year due to an increase in new project development activities from the contracts awarded in the period.

SUMMARY OF CONSOLIDATED CASH FLOWS

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Cash (used in) provided by operating activities	$(25,949)	$(3,212)	$(22,737)	$(23,969)	$12,592	$(36,561)
Cash used in investing activities	(13,042)	(15,617)	2,575	(15,550)	(25,455)	9,905
Cash provided by (used in) financing activities	38,474	(3,859)	42,333	39,249	(33,962)	73,211
Net decrease in cash and cash equivalents	$(517)	$(22,688)	$22,171	$(270)	$(46,825)	$46,555

Operating activities

Cash used in operating activities for the three months ended September 30, 2011 was $25.9 million, compared to an outflow of $3.2 million the previous year. The reduced cash flow in the current period is primarily a result of increased trade accounts receivable and unbilled revenue.

Cash used in operating activities for the six months ended September 30, 2011 was $24.0 million, compared to positive cash flow of $12.6 million last year. The reduced cash flow in the current period is primarily a result of increased trade accounts receivable and unbilled revenue.

Investing activities

Cash used in investing activities for the three months ended September 30, 2011 was $13.0 million, compared to $15.6 million for the same period a year ago. Investing activities this current period included an outflow of $12.9 million for the purchase of property, plant and equipment and $0.8 million for the purchase of intangible assets. Cash used in investing activities for the three months ended September 30, 2010 included purchase of property, plant and equipment of $13.7 million and $1.5 million for the purchase of intangible assets.

Cash used in investing activities for the six months ended September 30, 2011 was $15.6 million, a decrease of $9.9 million from the same period last year. Current period investing activities included purchase of property, plant and equipment of $14.6 million and $1.6 million for the purchase of intangible assets. Cash used in investing activities for the same period in the prior year included purchase of property, plant and equipment of $22.5 million and $2.0 million in the purchase of intangible assets.

[8]	Operating lease additions are valued at the cost of the equipment at the time of the lease inception.

13

Financing activities

Cash provided by financing activities during the three months ended September 30, 2011 was $38.5 million as a result of a $42.1 increase in net borrowings under the Revolving Facility, partially offset by a scheduled $2.5 million principal repayment on our Term Facilities and a $1.1 million repayment of capital lease obligations. Cash used in financing activities for the three months ended September 30, 2010 was $3.9 million, resulting from scheduled repayments of our Term Facilities and our capital lease obligations.

Cash provided in financing activities during the six months ended September 30, 2011 was $39.2 million as a result of a $46.5 million increase in net borrowing under the Revolving Facility, a scheduled repayment of $5 million on the Term Facilities and our $2.2 million repayment of capital lease obligations. Cash used in financing activities in the prior year was primarily a result of debt refinancing and swap cancellation activities, which included $6.9 million of financing costs for the fourth amended and restated credit agreement and the Series 1 Debentures. Additionally, activity included scheduled repayment of our term facilities and repayment of capital lease obligations.

C. OUTLOOK

Looking forward, we anticipate strong revenue volumes through the balance of the fiscal year as result of increasing market activity and expected work volumes under our master services agreements. While pricing pressure is easing with increased oil sands activity levels, there continues to be overcapacity in the equipment market, which is constraining margin growth. Based on oil sands development forecasts, we would expect to see this excess equipment capacity become more fully consumed by the market during the next six to twelve months. In the near term, however, we expect to see additional cost pressure arising from the need to prepare our equipment fleet to support the anticipated high fourth quarter volumes.¿

In our recurring services business, we are experiencing very high demand for overburden and muskeg removal work under new and existing mine support services agreements. We believe that much of the increase in demand for muskeg removal is related to the Directive 74 Tailings Remediation requirements initiated by the Alberta Government approximately two years ago. Overburden removal activity is targeted to resume at Canadian Natural’s Horizon Mine in January 2012, subject to agreement on our requested changes to the inflation indices included in the contract.¿

On the project development side of our business, we continue to see some project start-up delays and slower-than-expected ramp-up on new contracts. Overall, however, the volume of work is strong and we continue to actively bid on a wide range of new projects. ¿

The outlook for our Piling business remains positive with healthy demand and a large project backlog supporting our expectation of strong performance from this segment through the third quarter. While a solid backlog of work remains to be executed, the pace of activity is expected to normalize and as a result, margin performance is expected to be closer to historical averages. Volumes are expected to ease off somewhat in the fourth quarter in line with normal seasonal influences, with a resumption of activity anticipated in the spring based on current bidding activity.¿

In our Pipeline segment, we are continuing to execute successfully on our two contracts, however client-driven start-up delays have extended the schedule on one of our projects into next spring, a season in which weather is typically less favourable. The fundamentals of this business have improved over the last six to nine months as smaller operators have exited the market and construction demand has increased. This has led to better pricing and a more reasonable balance of risk between the contractor and the owner. We believe this business climate will continue in the foreseeable future. Bidding activity in this segment remains strong including several new opportunities for the upcoming winter season.¿

Overall, we anticipate continued growth in our business through the balance of fiscal 2012.¿

D. LEGAL AND LABOUR MATTERS

LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS

Please see “Laws and Regulations and Environmental Matters – Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.

EMPLOYEES AND LABOUR RELATIONS

As of September 30, 2011, we had 614 salaried employees and approximately 2,600 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 3,500 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 2,300 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers

Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

14

NAEP

and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as an all-sector agreement with CLAC in Ontario. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. The provincial collective agreement between the International Union of Operating Engineers (IUOE) Local 955 and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expired February 28, 2011 and the Association is currently amidst negotiations with the Operating Engineers for the renewal of this Agreement. NACG has a representative on the ARBHCA bargaining committee. Management expects that a settlement will be reached without disruption. We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.¿

E. RESOURCES AND SYSTEMS

OUTSTANDING SHARE DATA

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at September 30, 2011, there were 36,249,086 voting Common Shares outstanding (36,242,526 as at March 31, 2011). We had no non-voting Common Shares outstanding on any of the foregoing dates.

On October 7, 2011, our Board of Directors adopted a Shareholder Rights Plan Agreement, dated October 7, 2011 (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for our outstanding Common Shares. The Rights Plan will be implemented by the issuance of one right to purchase one of our Common Shares at a specified exercise price (a “Right”) per each outstanding Common Share to the shareholders of record at the close of business on October 21, 2011. In addition, each Common Share we issue in the future while the Rights Plan is in effect will contain a Right, and the Rights will trade on the New York Stock Exchange and the Toronto Stock Exchange together with our Common Shares. In general, and subject to certain exceptions, the Rights are exercisable when a person acquires, or announces its intention to acquire, more than 20% of our outstanding Common Shares. The Rights Plan was filed as an exhibit to our Form 8-A filed with the Securities and Exchange Commission on October 7, 2011.

The purpose of the Rights Plan is to provide shareholders and our Board of Directors with adequate time to consider and evaluate any unsolicited bid made for our Common Shares, to provide the Board adequate time to identify, develop and negotiate value-enhancing alternatives to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for our Common Shares and to ensure that any proposed transaction is in the best interests of our shareholders.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, since this can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced since it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

Our equipment fleet value is currently split among owned (40%), leased (44%) and rented equipment (16%). Approximately 34% of our leased fleet value is specific to the long-term overburden removal contract with Canadian Natural. The change in our equipment mix compared to previous periods is a result of an increasing demand for certain types of rental equipment to support heavy civil construction, project development and off-season muskeg removal and reclamation activities. Our equipment ownership strategy is designed to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.¿

We require between $30 million and $60 million annually for sustaining capital expenditures and our total capital requirements typically range from $75 million to $150 million depending on our growth capital requirements. With the renewed commitment to Canadian Oil Sands development by the Oil Sands producers, we are continuing to assess our growth capital needs for the current fiscal year. Based on our estimates on the timing of certain larger development projects, we anticipate that our growth capital needs for the current fiscal year will be approximately $40 million to $60 million.¿

We typically finance approximately 30% to 50% of our total capital requirements through our operating and capital lease facilities and the remainder from cash flow from operations. We anticipate having sufficient cash flow from operations and lease capacity to meet our capital requirements in fiscal year 2012.¿

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

15

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facilities. As of September 30, 2011, there were outstanding borrowings of $50.0 million and issued and undrawn letters of credit of $16.8 million under the $110.0 million Revolving Facility and outstanding borrowings of $63.4 million ($68.4 million at March 31, 2011) under the Term Facilities.

As at September 30, 2011, we had $13.4 million in trade receivables that were more than 30 days past due compared to $10.1 million as at March 31, 2011. We continue to monitor the credit worthiness of our customers and to provide for any risk in collection or potential writedown of our trade receivables through an allowance for doubtful accounts. We have $0.2 million provision for an allowance for doubtful accounts related to our trade receivables at September 30, 2011 ($nil at March 31, 2011). To date our exposure to potential writedowns in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling segment.

As of September 30, 2011, an amount of $75.6 million (March 31, 2011 – $72.0 million) is recognized within unbilled revenue relating to a single long-term overburden removal contract with Canadian Natural, whereby the normal operating cycle for this project is greater than one year. Long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete, therefore, potentially impacting revenue recognition in future periods. As described in “Critical Accounting Estimates Revenue Recognition Policy” in our annual MD&A for the year ended March 31, 2011, estimated revenue within unbilled revenue is subject to uncertainty concerning ultimate realization.

Effect of working capital fluctuations on cash

The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at September 30, 2011, holdbacks totaled $19.5 million, up from $12.0 million as at March 31, 2011 reflecting an increase in the number of active jobs at the end of the current period. Holdbacks represented 12.4% of our total accounts receivable as at September 30, 2011 (9.4% as at March 31, 2011).

Cash requirements

As at September 30, 2011, our cash balance of $0.5 million was $0.2 million lower than our cash balance at March 31, 2011. We supplemented our cash requirements during the six months ended September 30, 2011 through drawings from our Revolving Facility. We anticipate that we will have enough cash from operations to fund our expenses for the remainder of fiscal 2012. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.¿

Credit facilities

Our fourth amended and restated credit agreement provides credit facilities in the form of Term Facilities and a Revolving Facility, under which letters of credit may also be issued. The credit facilities mature on April 30, 2013.

Effective September 30, 2011, we entered into a Second Amending Agreement to the Fourth Amended and Restated Credit Agreement to provide a temporary revolving credit facility addition in the amount of $25 million. This temporary addition increases the total revolving credit facility commitments from $85 million to $110 million and provides additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The temporary addition to the revolving credit facility will remain in effect until April 1, 2012. The receipt of any proceeds resulting from the settlement of the CNRL contract negotiations will be used to repay amounts outstanding on the temporary credit facility addition and the amount available for borrowing under the temporary addition will be permanently reduced by the amount of the settlement proceeds.

Advances under the Revolving Facility may be repaid from time to time at our option. The Term Facilities include scheduled principal repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, we must make annual principal repayments within 120 days of the end of our fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million. Based on the calculation of Consolidated Excess Cash Flow for the fiscal year ended March 31, 2011, we were not required to make an additional principal repayment in July 2011 related to the 2011 fiscal year.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

16

NAEP

For a full discussion on our credit agreement and the credit facilities please see “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2011.

Letters of credit

One of our major long-term contracts allows the customer to require that we provide up to $50.0 million in letters of credit. As at September 30, 2011, we had $10.0 million in letters of credit outstanding in connection with this contract (we had $16.8 million in letters of credit outstanding in total for all customers as of September 30, 2011). Any change in the amount of the letters of credit required by this customer must be requested by November 1st in each year for an issue date of January 1st following the date of such request, for the remaining life of the contract.

Borrowing activity under the Revolving Facility

During the three months ended September 30, 2011, we used our Revolving Facility to finance our working capital requirements. At September 30, 2011, we had $50.0 million of borrowings outstanding on our Revolving Facility. For the three months ended September 30, 2011, the average amount of outstanding borrowing on the Revolving Facility was $37.5 million with a weighted average interest rate of 6.5%. For the six months ended September 30, 2011, the average amount of outstanding borrowing was $26.9 million with a weighted average interest rate of 6.5%. The average amount of our borrowing on the Revolving Facility is calculated based on the average of the outstanding balances in the three and six month periods. The maximum end of month balance for any single month during the three and six months ended September 30, 2011 was $50.0 million.

As of September 30, 2011, we had issued $16.8 million ($12.3 million at March 31, 2011) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. As at September 30, 2011, our unused borrowing availability under the Revolving Facility was $43.2 million ($69.2 million at March 31, 2011).

9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Debentures (the “Series 1 Debentures”) for gross proceeds of $225.0 million which mature on April 7, 2017. The Series 1 Debentures were rated B+ by Standard & Poor’s and B3 by Moody’s (see “Debt Ratings”).

For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2011.

CAPITAL COMMITMENTS

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of September 30, 2011.

	Payments due by fiscal year
(dollars in thousands)	Total	2012	2013	2014	2015	2016 and after
Series 1 Debentures	$225,000	$–	$–	$–	$–	$225,000
Term facilities	63,446	5,000	10,000	48,446	–	–
Revolving facility	50,029	–	–	50,029	–	–
Capital leases (including interest)	7,224	2,779	3,291	643	351	160
Equipment and building operating leases	163,762	36,192	55,562	41,957	22,880	7,171
Supplier contracts	44,457	7,498	14,997	19,489	2,473	–
Total contractual obligations	$553,918	$51,469	$83,850	$160,564	$25,704	$232,331

Off-balance sheet arrangements

We have no off-balance sheet arrangements in place at this time.

DEBT RATINGS

On May 25, 2011, following the announcement that we would take a revenue writedown on the long-term overburden removal contract with Canadian Natural, Standard & Poor’s Ratings Services (S&P) affirmed our ‘B+’ long-term corporate credit rating and affirmed the senior unsecured debt rating of ‘B+’ and recovery rating of ‘3’ on our Series 1 Debentures. However, S&P did revise its outlook on our corporate rating to ‘Negative’ from ‘Stable’.

Moody’s Investor Services, Inc. (Moody’s) affirmed both our Corporate Rating (B2) and our Series 1 Debentures Rating (B3) on July 19, 2011. Moody’s also affirmed its outlook on our corporate rating as ‘Stable’.

17

Our credit ratings from these two agencies are as follows:

Category	Standard & Poor’s	Moody’s
Corporate Rating	B+ (‘negative’ outlook)	B2 (‘stable’ outlook)
Series 1 Debentures	B+ (recovery rating of “3”)	B3 (LGD# rating of “5”)

#	Loss Given Default

A change in our credit ratings, particularly the rating issued by S&P, will affect the interest rate payable on borrowings under our credit agreement. Additionally, counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from each respective rating organization’s website as outlined below.9

Standard and Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “3” for the Series 1 Debentures indicates an expectation for an average of 50% to 70% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered.

Moody’s

Obligations rated “B” are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from “Aaa” through “C”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. LGD assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (“POS”), Negative (“NEG”), Stable (“STA”) and Developing (“DEV”– contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed and Moody’s written research will describe any differences and provide the rationale for these differences. A “RUR” (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, “NOO” (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

RELATED PARTIES

The Sterling Group, L.P., Perry Strategic Capital Inc., and SF Holding Corp. are collectively “our Sponsors”. We may receive consulting and advisory services provided by our Sponsors (principals or employees of such Sponsors are directors of our company) with respect to the organization of our companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

[9]	This information is current as of this report and we undertake no obligation to provide investors with updated information.

18

NAEP

In order for our Sponsors to provide such advisory and consulting services, we provide reports, financial data and other information to our Sponsors. This permits them to consult with and advise us on matters relating to our operations, company affairs and finances. In addition, this permits our Sponsors to visit and inspect any of our properties and facilities.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of September 30, 2011, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

As of September 30, 2011, we assessed the effectiveness of our internal control over financial reporting. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of September 30, 2011, our internal control over financial reporting is effective.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the three and six months ended September 30, 2011.

ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

There have been no recently adopted accounting pronouncements or changes in accounting pronouncements during the three and six month ended September 30, 2011, as compared to the recent accounting pronouncements described in our audited consolidated financial statements and notes that follow for the year ended March 31, 2011, that are of significance, or of potential significance to us except as noted in “Issued Accounting Pronouncements Not Yet Adopted” as discussed below.

ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Fair value measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, which generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRS. For us, this ASU is effective for the interim period beginning April 1, 2012. We believe the adoption of ASU 2011- 04 will not have a material effect on our consolidated financial statements.¿

Goodwill Impairment

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance will be effective for our fiscal year ending March 31, 2013, with early adoption permitted. We have determined that this new guidance will not have a material impact on our consolidated financial statements.

F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

FORWARD-LOOKING INFORMATION

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

19

strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	We anticipate discussions with Canadian Natural will result in a mutually agreed contractual path forward and any resolution would be implemented both prospectively and retrospectively;

(b)	Until we are assured beyond a reasonable doubt that the escalation indices have been authorized by Canadian Natural, revenue on the long-term overburden removal contract with Canadian Natural will continue to be recognized only to the extent of costs incurred;

(c)	We expect that approximately $350.0 million of total backlog will be performed and realized in the 12 months ending September 30, 2012;

(d)	We anticipate strong revenue volumes through the balance of the year;

(e)	We expect the excess equipment capacity in the oil sands to be more fully consumed within the next six to twelve months;

(f)	We expect to see additional cost pressures in the third quarter as we prepare our equipment fleet for the anticipated high fourth quarter volumes;

(g)	The recent awards and new activity expected under our new long-term master service agreements are expected to partially offset the suspension of overburden removal activity at Canadian Natural over the coming quarters;

(h)	We expect to resume overburden removal under the Canadian Natural contract in January 2012;

(i)	The volume of work in our project development business should support higher activity levels through the balance of the year;

(j)	The outlook of the Piling division remains positive and we expect strong performance from this segment through the third quarter;

(k)	Piling activity levels are expected to ease somewhat in the fourth quarter and resume in the spring;

(l)	Pipeline projects have been extended into next spring, a season in which weather is typically less favourable;

(m)	Overall, we anticipate continued growth in our business through the balance of fiscal 2012;

(n)	We expect that a settlement with respect to the labour matters will be reached without disruption;

(o)	Our equipment ownership strategy is designed to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs;

(p)	We anticipate that our growth capital needs for the current fiscal year will be approximately $40 million to $60 million;

(q)	We anticipate having sufficient cash flow from operations and lease capacity to meet out capital requirements in fiscal year 2012;

(r)	In the event that we require additional funding for the 2012 fiscal year, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities; and

(s)	We believe that the adoption of ASU 2011-04 will not have a material effect on our consolidated financial statements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below along with “Assumptions” and “Business Risk Factors” discussed in our annual MD&A for the fiscal year ended March 31, 2011 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

20

NAEP

ASSUMPTIONS

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	The timely settlement of negotiations with Canadian Natural related to the escalation indices on the long-term overburden removal contract;

•	The timely resumption of overburden removal work under the Canadian Natural contract;

•	The demand for recurring services remaining strong;

•	The oil sands continuing to be an economically viable source of energy;

•	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	Our clients have accurately gauged the impact of the delays related to the Suncor and Canadian Natural plant fires;

•	The Western Canadian economy continuing to develop and to receive additional investment in public construction;

•	The mine projects in British Columbia will generally be approved;

•	Our ability to benefit from increased recurring services revenue and project development revenue tied to the operational activities of the oil sands;

•

Our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

•	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•

Our success in executing our growth strategy, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At September 30, 2011, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At September 30, 2011, we held $113.4 million of floating rate debt pertaining to our credit facilities within our credit agreement (March 31, 2011 – $72.0 million). As at September 30, 2011, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $1.1 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at September 30, 2011.

21

G. GENERAL MATTERS

ADDITIONAL INFORMATION

Our corporate office is located at Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6. Our corporate head office telephone and facsimile numbers are 403.767.4825 and 403.767.4849, respectively.

Additional information relating to us, including our Annual Information Form dated August 3, 2011, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

22

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Rodney J. Ruston, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 2, 2011

/s/ Rodney J. Ruston
Chief Executive Officer

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 2, 2011

/s/ David Blackley
Chief Financial Officer